Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-180989

August 9, 2012

Wells Fargo & Company

Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of Non-Cumulative Perpetual Class A Preferred Stock, Series N

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/1,000 interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series N

Size:	$675,000,000 (27,000,000 depositary shares)

Over-allotment Option:	$75,000,000 (3,000,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series N Preferred Stock (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.20% from August 16, 2012

Dividend Payment Date:	15th day of March, June, September and December of each year, commencing on December 15, 2012

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from and including August 16, 2012 to but excluding December 15, 2012.

Optional Redemption:	On any dividend payment date on or after September 15, 2017, the Series N Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series N Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to September 15, 2017 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series N Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series N Preferred Stock.

Trade Date:	August 9, 2012

Settlement Date:	August 16, 2012 (T+5)

Price to Public:	$25.00 per depositary share

Underwriting Discount:	$0.2500 per depositary share sold to institutional investors ($2,997,055.00 in the aggregate) and $0.7875 per depositary share sold to retail investors ($11,821,776.75 in the aggregate or $14,184,276.75 in the aggregate assuming the underwriters exercise their over-allotment option in full and the depositary shares are sold to retail investors)

Net Proceeds (before expenses) to Issuer:	$660,181,168.25 (or $732,818,668.25 assuming the underwriters exercise their over-allotment option in full and the depositary shares are sold to retail investors)

Sole Book Running Manager:	Wells Fargo Securities, LLC

Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
UBS Securities LLC

Senior Co-Managers:	Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “WFCPrN”. If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

CUSIP/ISIN:	949746747/US9497467475

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or e-mailing: cmclientsupport@wellsfargo.com.

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